APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Rai Family Enterprises LLC d/b/a Comfort Kitchen
Balance Sheet - unaudited
For the period ended 11/30/19

| | Current Period |
	30-Nov-19
ASSETS	
Current Assets:	
Cash	$ -
Inventory	-
Total Current Assets	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Total Current Liabilities	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

Biplaw Rai
I, _____, certify that:

(1) The financial statements of Rai Family Enterprises, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Rai Family Enterprises, LLC have not been included in this Form as Amazing Pizza,LLC was formed on September 3rd, 2019 and has not filed a tax return to date.

DocuSigned by:

Signature: *Biplaw Rai*

7853B218E7FE4AF...

Biplaw Rai
Name: _____

Founder
Title: _____